SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration Under
             Section 12(g) of the Securities Exchange Act of 1934 or
                Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 0-14567
                                                 -------

                                    ACC CORP.
                     ACC Corp. Employee Stock Purchase Plan
                 ACC Corp. Canadian Employee Stock Purchase Plan
             (Exact name of registrant as specified in its charter)

                                 400 West Avenue
                            Rochester, New York 14611
                                 (716) 987-3000
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                 Class A Common Stock, par value $.015 per share
              Participation interests in the above-referenced Plans
            (Title of each class of securities covered by this Form)

                                      None
              (Titles of all other classes of securities for which
                  a duty to file reports under Section 13(a) or
                                 15(d) remains)

                Please place an X in the box(es) to designate the
              appropriate Rule provisions relied upon to terminate
                      or suspend the duty to file report:

        Rule 12g-4(a)(1)(i)       (X)        Rule 12h-3(b)(1)(ii)      ( )
        Rule 12g-4(a)(1)(ii)      ( )        Rule 12h-3(b)(2)(i)       ( )
        Rule 12g-4(a)(2)(i)       ( )        Rule 12h-3(b)(2)(ii)      ( )
        Rule 12g-4(a)(2)(ii)      ( )        Rule 15d-6                ( )
        Rule 12h-3(b)(1)(i)       (X)

                Appropriate number of holders of record as of the
                       certification or notice date: 3,800

         Pursuant to the requirements of the Securities Exchange Act of 1934, ACC Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

      Date:  April 22, 1998                By:/s/ Michael R. Daley
                                              --------------------
                                           Name:    Michael R. Daley
                                           Title:   Executive Vice President and
                                                    Chief Financial Officer